

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Evan Horowitz
Chief Executive Officer
Farmhouse, Inc.
548 Market Street , Suite 90355
San Francisco, CA 94104

> **Re: Farmhouse, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed April 22, 2022**
> **File No. 000-56334**

Dear Mr. Horowitz:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

1. We note on page 23 you appear to be disclosing a Non-GAAP measure in which Net Loss is adjusted for impairment of intangible assets and stock based fees. Please designate the measure as Non-GAAP and provide a name, such as "Adjusted Net Loss," to appropriately reflect what it represents. Additionally, expand your disclosure to explain how management uses this measure and why you believe it provides useful information to investors regarding your performance pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology